Filed by Envista Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

ENVISTA TO FILE REGISTRATION STATEMENT IN CONNECTION WITH DANAHER EXCHANGE OFFER ANNOUNCEMENT

Brea, California, November 15, 2019 - Envista Holdings Corporation (NYSE: NVST) announced it intends to file a Form S-4/S-1 Registration Statement today with the Securities and Exchange Commission (SEC) in connection with Danaher’s (NYSE: DHR) proposed offer to exchange shares of Envista common stock it owns for shares of Danaher common stock. In the offer, Danaher shareholders will have the opportunity to exchange some or all their shares of Danaher common stock for shares of Envista common stock. The exchange offer is anticipated to be tax-free for participating Danaher shareholders in the United States, except with respect to cash received in lieu of fractional shares. Danaher currently holds approximately 80% of the outstanding shares of Envista common stock.

The exchange offer is voluntary for Danaher shareholders. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should participate in the exchange offer. The exchange offer will be made solely by the prospectus referenced below.

ABOUT ENVISTA

Envista is a global family of three companies and more than 30 trusted dental brands, united by a shared purpose: to partner with professionals to improve lives. Envista helps its customers deliver the best possible patient care through industry-leading dental consumables, solutions, technology, and services. Our comprehensive portfolio, including dental implants and treatment options, orthodontics, and digital imaging technologies, covers an estimated 90% of dentists’ clinical needs for diagnosing, treating, and preventing dental conditions as well as improving the aesthetics of the human smile. Envista companies, including KaVo Kerr, Nobel Biocare Systems, and Ormco, partner with dental professionals to help them deliver the best possible patient care.

Envista separated from Danaher in September 2019. Envista brought with it the proven Envista Business System (EBS) methodology, an experienced leadership team, and a strong culture grounded in continuous improvement, commitment to innovation, and deep customer focus to meet the end-to-end needs of dental professionals worldwide. Envista is now one of the largest global dental products companies, with significant market positions in some of the most attractive segments of the dental products industry. For more information, please visit www.envistaco.com.

ADDITIONAL INFORMATION

The terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Envista with the SEC and a Schedule TO to be filed by Danaher with the SEC. The prospectus, which is included in the registration statement, and other filed documents contain important information about Envista, Danaher, the exchange offer and related matters. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Danaher and Envista, if and when they become available and before making any investment decision. None of Danaher, Envista, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Danaher and Envista at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements in this release are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important factors that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Danaher and Envista with the SEC, such as annual and quarterly reports and the registration statement, the prospectus forming a part thereof and related exchange offer documents. These forward-looking statements speak only as of the date of this release and except to the extent required by applicable law, Danaher and Envista do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

CONTACT

John Bedford

Vice President, Investor Relations

Envista Holdings Corporation

200 S. Kraemer Blvd., Building E

Brea, California 92821

Telephone: (714) 817-7000

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